UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5

AMERICAN EAGLE OUTFITTERS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02553E 10 6

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

1800 Moler Road

Columbus, Ohio 43207

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

CUSIP No. 02553E 10 6

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1.	Names of Reporting Person: Susan Schottenstein Diamond S.S. or I.R.S. Identification No. of Above Individual (optional): N/A
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds: 00
5.	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 454,906 8. Shared Voting Power: 1,398,777 9. Sole Dispositive Power: 454,906 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,853,683
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 2.5%
14.	Type of Reporting Person: IN

CUSIP No. 02553E 10 6

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ITEM 1.	Security and Issuer

(a)		Title of Class of Securities: Common Stock, $0.01 par value
(b)		Name of Issuer: American Eagle Outfitters, Inc.
(c)		Address of Issuer’s Principal Executive Offices:
150 Thorn Hill Drive
Warrendale, Pennsylvania 15086-7528

ITEM 2.	Identity and Background

(a)	(1)	Jay L. Schottenstein
	(2)	SEI, Inc. (f/k/a Retail Ventures, Inc.)
	(3)	Geraldine Schottenstein Hoffman
	(4)	Ann Schottenstein Deshe
	(5)	Susan Schottenstein Diamond

(b)	(1)	1800 Moler Road, Columbus, Ohio 43207
	(2)	1800 Moler Road, Columbus, Ohio 43207
	(3)	1800 Moler Road, Columbus, Ohio 43207
	(4)	1800 Moler Road, Columbus, Ohio 43207
	(5)	1800 Moler Road, Columbus, Ohio 43207

(c)	(1)	Chairman of the Board
	(2)	N/A
	(3)	N/A
	(4)	N/A
	(5)	N/A

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship: All of the reporting persons are United States Citizens

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.	Purpose of Transaction

Not applicable.

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ITEM 5.	Interest in Securities of the Issuer

(1)	Jay L. Schottenstein

	(a)	Amount Beneficially Owned: 8,268,016 shares; Percent of Class: 11.3% (Includes 3,898,819 shares held by SEI, Inc. (f/k/a Retail Ventures, Inc.), 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor; Mr. Schottenstein is also the Chairman and Chief Executive Officer of SEI, Inc.; 99 shares held for the benefit of Mr. Schottenstein’s minor child; 769,934 shares subject to options exercisable within 60 days; and 3,593,364 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is either Trustee or Trust Advisor.)

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,674,652 shares
(ii) Shared power to vote or to direct the vote: 3,593,364 shares
(iii) Sole power to dispose or to direct the disposition of: 4,674,652 shares
(iv) Shared power to dispose or to direct the disposition of: 199,302 shares

(c) Transactions effected by Mr. Schottenstein and by family trusts as to which Mr. Schottenstein is either trustee or trust advisor during the past 60 days:

Date	Shares Sold	Sale Price
06/17/04	300	$29.05
06/18/04	38,100	$29.06	*
06/25/04	100,000	$29.06	*
07/09/04	14,800	$30.06	*
07/12/04	79,900	$30.05
07/13/04	140,700	$30.11	*
07/22/04	6,500	$30.05	*
08/13/04	115,000	$32.04	*
08/16/04	259,800	$32.38	*

*	Represents weighted average sale price.

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

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(2)	SEI, Inc. (f/k/a Retail Ventures, Inc.)

	(a)	Amount Beneficially Owned: 3,898,819 shares; Percent of Class: 5.4%

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,898,819 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 3,898,819 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

	(c)	Transactions effected by SEI, Inc. during the past 60 days:

Date	Shares Sold	Sale Price
06/17/04	300	$29.05
06/18/04	38,100	$29.06	*
06/25/04	100,000	$29.06	*
07/09/04	14,800	$30.06	*
07/12/04	79,900	$30.05
07/13/04	140,700	$30.11	*
07/22/04	6,500	$30.05	*
08/13/04	115,000	$32.04	*
08/16/04	259,800	$32.38	*

*	Represents weighted average sale price.

	(d)	Another’s right to receive dividends: Not applicable

	(e)	Date ceased to be a 5% owner: Not applicable

(3)	Geraldine Schottenstein Hoffman

	(a)	Amount Beneficially Owned: 9,063,957 shares; Percent of Class: 12.5% (The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee).

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,590,716 shares
(ii) Shared power to vote or to direct the vote: 6,473,241 shares
(iii) Sole power to dispose or to direct the disposition of: 8,864,655 shares
(iv) Shared power to dispose or to direct the disposition of: 199,302 shares

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(c) Transactions effected by Ms. Hoffman through family trusts as to which Ms. Hoffman is either trustee or trust advisor during the past 60 days:

Date	Shares Sold	Sale Price
06/17/04	1,500	$29.00
06/17/04	1,600	$29.00
06/18/04	24,200	$29.00	*
06/18/04	32,100	$29.00	*
06/21/04	113,000	$28.86	*
06/25/04	66,300	$28.90

*	Represents weighted average sale price.

	(d)	Another’s right to receive dividends: Not applicable

	(e)	Date ceased to be a 5% owner: Not applicable

(4)	Ann Schottenstein Deshe

	(a)	Amount Beneficially Owned: 4,278,654 shares; Percent of Class: 5.9% (These shares are held in trusts for the benefit of family members as to which Ms. Deshe is either Trustee or Trust Advisor. This number does not include 127,875 shares subject to options exercisable within 60 days held by Ms. Deshe’s husband.)

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 4,278,654 shares
(iii) Sole power to dispose or to direct the disposition of: 1,398,777 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c) Transactions effected during the last 60 days by Ms. Deshe and by family trusts in which Ms. Deshe acts as either trustee or trust advisor:

Date	Shares Sold	Sale Price
06/17/04	1,500	$29.00
06/18/04	24,200	$29.00	*
06/21/04	113,000	$28.86	*

*	Represents weighted average sale price.

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

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(5)	Susan Schottenstein Diamond

	(a)	Amount Beneficially Owned: 1,853,683 shares; Percent of Class: 2.5% (These shares are held in trusts for the benefit of family members as to which Ms. Diamond is either Trustee or Trust Advisor. This number does not include 1,686 shares held directly by Ms. Diamond’s husband and 100,875 shares subject to options exercisable within 60 days held by Ms. Diamond’s husband).

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 454,906 shares
(ii) Shared power to vote or to direct the vote: 1,398,777 shares
(iii) Sole power to dispose or to direct the disposition of: 454,906 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c) Transactions effected by Ms. Diamond in the last 60 days by family trusts in which Ms. Diamond acts as either trustee or trust advisor.
NONE

	(d)	Another’s right to receive dividends: Not applicable

	(e)	Date ceased to be a 5% owner: Not applicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman have entered into an agreement by which each will advise the others a reasonable time prior to making sales of shares of the issuer’s stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agree that sales shall be made pro rata in accordance with each individual’s ownership of the issuer shares.

ITEM 7.	Material to Be Filed as Exhibits

A “Statement of Understanding”, dated as of March 31, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman, was previously filed and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 26, 2004		/s/ Jay L. Schottenstein
Jay L. Schottenstein

SEI, INC.

DATED: August 26, 2004	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman

DATED: August 26, 2004		/s/ Geraldine Schottenstein Hoffman
Geraldine Schottenstein Hoffman

DATED: August 26, 2004		/s/ Ann Schottenstein Deshe
Ann Schottenstein Deshe

DATED: August 26, 2004		/s/ Susan Schottenstein Diamond
Susan Schottenstein Diamond